SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 8, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on October 8, 2025.

City of Buenos Aires, October 8th, 2025

To:

Comisión Nacional de Valores

Re.: Banco Macro S.A. Reports Relevant Event. Stock Repurchase

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the “Bank”), I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Board of Directors of the Bank has decided to establish the terms and conditions for the repurchase of shares issued by the Bank, in accordance with Article 64 of Law No. 26,831 and the Rules of the CNV.

This decision has been adopted based on the current domestic and international macroeconomic context and the fluctuations in the capital market in general, which has materially impacted the price of domestic shares, including the quotation of the shares of the Bank. In addition, the Board of Directors has taken into consideration the financial strength of the Bank and its liquidity.

Therefore, the Board of Directors has decided to establish the following terms and conditions for the acquisition of shares issued by the Bank:

1.	Maximum amount of the investment: Up to Ps$. 225,000,000,000.
2.	Maximum number of shares to be acquired: Up to 30,000,000, Class B common book-entry shares of par value AR$ 1 (one Argentine Peso) per share and entitled to 1 (one) vote each, which amount is within the Bank’s 10% capital stock limit established in accordance with the applicable provisions currently in force.
3.	Maximum payable price: Up to Ps$. 7,500.00 per share.
4.	Term for the acquisition: 60 calendar days, from the date following the publication date of the relevant information in the Bulletin of the Buenos Aires Stock Exchange, subject to any further renewal or extension, which shall be duly informed to the public in such Bulletin.

It is hereby informed that in order to comply with the current regulations that establish that the amount of acquisitions made in one day may not exceed 25% of the average daily transaction volume of the shares during the 90 business days prior to the repurchase, the Bank will consider, as it has done in previous situations, the consolidated volume of all the markets in which it operates, both local and international.

Sincerely yours,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 8, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer